October 11, 2016

Via EDGAR

Chief Counsel's Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-0505

Re: Pacific Advisors Government Securities Fund,
A series of:
Pacific Global Fund Inc. (File No. 811-07062) (the "Applicant")

Ladies and Gentlemen:

We respectfully request that the application (the "Application") on Form N-8F requesting deregistration of Pacific Advisors Government Securities Fund, a series of the Applicant, from the U.S. Securities and Exchange Commission (the "Commission") pursuant to section 8(f) of the Investment Company Act of 1940, as amended, be withdrawn and that the Commission takes no further action.  The Application was filed with the Commission on September 21, 2016 (Accession No. 0001104659-16-145857).  This request is being made as a result of discussions with outside counsel, Stradley Ronon Stevens & Young, LLP, advising withdrawal of the Application, and outside counsel's conversations with the Commission staff.

Please direct any question relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Catherine L. Henning

Catherine L. Henning
Vice President and Secretary

cc:	Joan E. Boros, Esq.
Stradley Ronon Stevens & Young LLP